BBA Aviation plc

London W1K 6TL www.bbaaviation.com
UK

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
USA

BBA Aviation

07027952

1 November 2007

SUPPL

Dear Sirs

BBA Aviation plc - Rule 12g3-2(b) Exemption (File No. 82-35084)

Please find enclosed pursuant to Rule 12g3-2(b)(1)(i) copies of the following documents required to be furnished and which are not published on the Company's website:

Documents filed with Companies House

	Date of Filing	Document Type	Description
1	17 September 2007	Form 88(2)	Return of Allotment of Shares
2	16 August 2007	Form 88(2)	Return of Allotment of Shares

Documents filed with the United Kingdom Listing Authority viewing facilities

	Date	Description
3	9 October 2007	Interim Report 2007

Yours faithfully

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Alice Hammond
Assistant Company Secretary

Enclosures

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	53688
Company name in full	BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	09	2007			

Class of shares *(ordinary or preference etc)*	~~NEW~~ ORDINARY		
Number allotted	1827		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	2.45		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00063688

Company name in full BBA AVIATION PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 7 0 8 2 0 0 7	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2057		
Nominal value of each share	NEW ORDINARY 29 16/21p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR FRANK MARTIN EDGAR	Class of shares allotted	Number allotted
Address 9 HOLLY DRIVE, HOLLYWOOD, WORCESTERSHIRE	ORDINARY	2,057
UK Postcode B47 5JT		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant Company Secretary Date 16 August 2007

~~A director / secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange


V20S

Introduction

The results for the first half of 2007 are encouraging, and build on the historically good performance of our Aviation businesses.

Our markets remain strong and, assuming current growth rates and fuel volumes are broadly maintained, we expect to make good underlying progress for the year as a whole.

Contents



BBA Aviation
Our businesses – total revenue
£486.7m
Flight Support
Signature
£185.5m
ASIG
£96.4m
Aftermarket Services & Systems
Engine Repair & Overhaul
£135.9m
Oxford
£15.3m
Landing Gear
& Hydraulics
£30.6m
Component Repair
& Overhaul
£23.0m

Financial Highlights (unaudited)

£m (other than percentages and per share amounts in pence)	First Half 2007	First Half 2006	Full Year 2006
Revenue (continuing operations)	**486.7**	484.4	950.1
Underlying operating profit*			
Continuing operations	**53.2**	50.4	102.8
Operating profit from continuing operations	**71.0**	47.7	94.8
Underlying operating margin			
Continuing operations	**10.9%**	10.4%	10.8%
Net interest	**(9.8)**	(12.0)	(24.6)
Underlying profit before tax from continuing operations	**43.4**	38.4	78.2
Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses	**17.8**	(2.7)	(8.0)
Profit before tax from continuing operations	**61.2**	35.7	70.2
Loss after tax from discontinued operations	**-**	(48.9)	(76.2)
Profit on disposal after tax	**-**	-	16.5
Profit/(loss) for the period	**47.6**	(24.6)	(10.2)
Basic earnings per ordinary share			
Continuing and discontinued operations:			
Adjusted†	**7.7p**	7.3p	14.9p
Unadjusted	**11.6p**	(5.0p)	(2.2p)
Continuing operations:			
Adjusted†	**7.7p**	5.4p	11.4p
Unadjusted	**11.6p**	5.0p	10.3p
Dividends per ordinary share	**2.25p**	3.5p	11.8p
Cash generated by operations (continuing operations)	**52.5**	54.9	131.6
Cash generated by operations (total)	**30.0**	66.2	128.3
Free cash flow (continuing operations)**	**13.0**	9.0	48.1
Free cash flow (total)**	**(9.5)**	(9.4)	3.1
Net debt	**(345.3)**	(576.9)	(356.9)
Net debt to EBITDA***	**2.5x**	2.9x	2.6x

* operating profit before restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses

** cash generated by operations plus dividends from associates, less tax, interest, preference dividends and net capital expenditure

*** EBITDA being underlying operating profit* before depreciation and amortisation

† earnings per share before restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses

Interim Statement (unaudited)

Interim Results 2007

Revenue from continuing operations was broadly unchanged at £486.7 million (2006: £484.4 million) but on a constant currency basis was 9 per cent ahead of the prior period with all of the growth being organic. Underlying operating profit increased 6 per cent to £53.2 million (2006: £50.4 million) and was 16 per cent higher at constant exchange rates. A particularly strong performance from our Flight Support businesses was the main driver behind a further improvement in operating margins, which increased to 10.9 per cent (2006: 10.4 per cent).

Profit before tax increased by 71 per cent to £61.2 million from £35.7 million as a result of the increased operating profit, lower restructuring costs and the profit on disposal of Oxford Aviation Training of £18.8 million.

Movements in exchange rates had a material impact on the comparison with the prior period. The average dollar rate for the half-year was $1.98 (2006 H1: $1.78). This weakening of the dollar reduced our underlying operating profits by £4.7 million compared to the first half of 2006.

Adjusted earnings per share were 7.7p (2006: 5.4p). Assuming that the interest benefit from the debt transferred to Fiberweb had been received from 1 January 2006 and the reduced consolidated number of shares at 31 December 2006 was used in the calculation, adjusted earnings per share for the prior period would have been 7.1p and the year on year increase 8 per cent. Further adjusting the prior period to reflect constant exchange rates, adjusted earnings per share would have been 6.4p and the year on year increase 20 per cent.

An interim dividend of 2.25p has been recommended by the Board (2006: 3.5p). The interim dividend in 2006 was prior to the rebasing of the dividend following the demerger of Fiberweb. Assuming that Fiberweb had been demerged at the beginning of 2006 and BBA Aviation had been operating as an independent company from that time, the comparable rebased interim dividend for 2006 would have been 2.1p.

In the prior period there was a significant after tax loss for discontinued operations of £48.9 million. This included the results of Fiberweb, which was demerged in November, and Becorit, which was sold in December 2006. These results of Fiberweb in the prior period included the costs of the demerger, restructuring charges and asset impairment adjustments associated with the demerger, as disclosed in the information sent to shareholders prior to the demerger being completed.

Cash flow from operating activities of continuing operations was £45.8 million, slightly lower than the prior period of £51.8 million. Total cash flow from operating activities at £23.3 million was lower than the prior period of £63.1 million, largely due to the payment of advisor costs (£10 million) and additional pension costs (£12 million) in early 2007 associated with the demerger together with the loss of operating cash inflow from discontinued operations of £11.3 million.

Free cash inflow from continuing operations was £13.0 million (2006: £9.0 million). Assuming that Fiberweb had been demerged on 1 January 2006, free cash flow for continuing operations would have been approximately £13.3 million for the first half of 2006.

The Group invested £2.9 million during the period to acquire a business for APPH based in Wichita that focuses on landing gear components for Business Aviation aircraft. The Group generated proceeds of £32.0 million from the disposal of Oxford Aviation Training and retained a further £5 million of cash associated with this business. Subsequent to the end of the first half the Group acquired Executive Beechcraft for £37.5 million, disposed of Oxford Airport for £40.0 million and acquired two more FBOs in the USA for £11.1 million.

Net debt was £345.3 million, slightly lower than at the end of 2006 (£356.9 million). Net debt to EBITDA was 2.5 times.

Business Review

Flight Support

Flight Support showed good progress overall. At constant exchange rates, sales of £281.9 million were 8 per cent higher and underlying operating profits of £36.0 million were 17 per cent higher than the prior period assisted by strong volume growth at Signature and a good de-icing season at ASIG. Organic sales growth was 8 per cent. Operating margins also improved to 12.8 per cent (2006: 11.9 per cent).

On a reported basis sales were broadly unchanged at £281.9 million (2006: £284.5 million) and underlying operating profits of £36.0 million were 6 per cent improved on the prior period (2006: £33.9 million). The division generated operating cash flow of £17.5 million (2006: £8.5 million).

Signature

Revenue at the half year increased to £185.5 million, an 11 per cent improvement over 2006 at constant exchange rates. Changes in fuel prices had a minimal impact on the comparison with the prior period and all of the increase in sales related to organic growth in both the USA and the Rest of the World. We continued to see good growth in fuel volumes from fractional operators, with increases of more than 20 per cent in the first six months of the year. Our traditional (non-fractional) business grew by 2 per cent during the period.

We have successfully retained our lease at San Francisco International Airport following a competitive tender process earlier in the year. San Francisco is an important asset in the Signature network and the new lease will produce an attractive financial return over the next ten years. As part of the new lease and operating agreement Signature will invest approximately $15 million (mostly in 2008) to upgrade and modernise the existing terminal and hangar facilities and build a new hangar to accommodate growing customer demand.

Since the half year we have acquired two additional FBOs for the Signature network, Marathon Flight Services at Kissimmee (Florida) and Carolina Air Centre at Hilton Head (South Carolina) for a combined consideration of £11.1 million. The Hilton Head acquisition is subject to final approval by the airport authority. Together these will add approximately £6 million of sales per annum once they have been fully integrated.

The previously announced acquisition of Executive Beechcraft Inc. (EB) for £37.5 million was completed in July and the integration process is fully underway. In the year to 31st December 2006 EB had sales of £32 million. The company operates four full service FBOs in Kansas and Missouri and each location benefits from long lease terms. In addition to providing a full range of FBO services EB is an authorised independent dealer and service centre for Hawker Beechcraft (formerly Raytheon Aircraft Company) for piston, King Air and Hawker 400 aircraft.

In total BBA Aviation now has 74 wholly owned FBO locations worldwide of which 53 are in the USA covering 41 of the top 50 US Metro Areas, 17 of the top 30 US hub airports and 24 of the reported top 50 fractional operations airports. In addition Signature has an interest in 14 other FBO operations in Hong Kong and Brazil.

In Europe, Signature won a new multi-year agreement from NetJets Europe naming it the preferred handler at a number of strategic locations. Signature also continued to expand its FBO and hangar facilities to meet growing demand throughout Europe, and recently commenced a £2 million renovation of a hangar facility at Le Bourget airport in Paris.

ASIG

Revenue in the half year was £96.4 million, an increase of 4 per cent at constant exchange rates. This growth arose from the improved levels of de-icing activity and significant growth in new business which is more than offsetting the loss of less attractive contracts as we continue to improve the overall quality of the business that we undertake. In addition efforts to reduce costs and exit from uneconomic locations in 2006 have resulted in a significantly improved profit performance in the first half of the current year.

ASIG continued to be successful in expanding its existing customer relationships and adding new contracts, including a major fuelling agreement with United Airlines at its three US hub operations.

The commercial aviation services market remains price sensitive and competitive. However we expect further consolidation in the industry, which will continue to drive outsourcing opportunities in the higher skill and higher margin areas, which ASIG is ideally positioned to exploit.

Interim Statement (unaudited)

Aftermarket Services and Systems

Our Aftermarket Services and Systems businesses have continued to improve following the focused initiatives implemented in 2006. On a constant currency basis sales at £204.8 million were 10 per cent higher and underlying operating profits of £21.9 million were 12 per cent higher than the prior period assisted by a further improvement in engine repair and overhaul, and a strong performance by Ontic which together more than offset lower demand in the parts distribution businesses. Organic sales growth was 12 per cent. Operating margins were slightly improved at 10.7 per cent (2006: 10.6 per cent). On an as reported basis, sales at £204.8 million (2006: £199.9 million) and underlying operating profits at £21.9 million (2006: £21.2 million) were both some 3 per cent higher. The division generated operating cash flow of £9.4 million (2006: £16.8 million) and it is anticipated that this cash flow will improve during the second half as a build up of inventory in the first half is unwound.

Engine Repair and Overhaul

Sales in the first half of 2007 were £135.9 million, a 10 per cent increase over the prior period at constant exchange rates, all of which was organic. The growth reflected strong demand across a wide range of engine programmes with PW300/500 and RR Tay particularly buoyant. We grew our market share in the Honeywell TFE731 and despite soft market conditions managed to increase our revenue on this engine programme. Good order intake performance resulted in a significant growth in the orderbook during the first six months of the year.

The ongoing initiative to increase *productivity*, which we started in 2006, continues to have a positive impact on the results and the business delivered improvements in turn time, labour utilisation and quality. The recently launched capability for PW300/500 services yielded significant growth and the demand for field service and 'on-wing' inspections has also increased during the first half of the year. We have expanded our field service capability and this has resulted in deeper *market* penetration producing more engine overhaul events.

The support of PW JT15D engines has commenced in Europe, which should also generate more business from the Far East as we are now in a better position to support this market.

Component Repair and Overhaul (CRO)

Total revenue grew to £23.0 million, an increase of 12 per cent over the first half of 2006 at constant exchange rates. All of the revenue increase can be attributed to the acquisition of Ontic, which was acquired at the end of February 2006.

Ontic continues to perform above our expectations and is addressing a number of new licensing opportunities which we anticipate will generate significant revenue growth over the next three years. New product development for a number of large commercial aircraft and military transports and fighters will stretch the capacity of OEMs to support customers' needs in the aftermarket which should result in an increasing need to outsource non-core or legacy products. Ontic's knowledge and experience of the issues and support needs of legacy products and their proven ability to deliver the material and services necessary to support the large operational fleets that utilise this equipment should result in significant growth opportunities for Ontic and BBA Aviation.

Our parts distribution businesses have experienced lower demand for recond*itioned engines and* more competitive market conditions for serviceable parts on a number of specific engine programmes. We expect that this will continue in the second half of the year.

International Governor Services (IGS) obtained AWARS (Authorised Warranty and Repair Station) status at the end of 2006 and has seen good demand for component repairs in the first half of the year.

Landing Gear and Hydraulics

Sales for the APPH group of companies *were £30.6 million*, some 13 per cent higher than the first half of 2006. The acquisition of Commercial Aircraft Products LLC (CAP) at the start of the year generated 4 percentage points of the increase which was partially offset by an adverse transactional exchange rate exposure leaving organic growth of 12 per cent. Overall, the APPH group is performing ahead of our expectations.

APPH will benefit from the recently announced order from the US Military for the Finnmeccanica C27J Joint Cargo Aircraft, for which APPH, in conjunction with its Italian partner Magnaghi, is responsible for the supply of the landing gear systems. This programme is expected to generate circa $60 million of revenue for APPH for the supply of original equipment and logistical support over the next 10 years. This significant success follows the order for the Eurocopter EC175 landing gear system received in December which could be worth up to $100 million over the next 20 years.

In February 2007 we announced the acquisition of CAP, based in Wichita USA, for an initial payment of £2.9 million. CAP specialises in the design and manufacture of hydraulic components, electro mechanical positioning systems and access mechanisms used on a wide range of business aviation and light jet programmes. The integration of CAP *into the existing* Airight facility is on schedule to be completed in September.

Interim Statement (unaudited)

The markets in which APPH operates are strong and with the continued growth of its orderbook during the first half of 2007, APPH is well positioned for the second half of the year.

Oxford

Oxford Aviation Training (OAT)

On 19 June we announced that we had sold OAT to GCAT Flight Academy for £32 million in cash and in addition we retained cash of £5 million as part of the transaction. The profit on the disposal of the business was £18.8 million and there was a related tax charge of £1.8 million. In the period prior to its disposal the business produced operating profit of £1.8 million (2006: £0.5 million).

Oxford Airport

On 20 July we announced that we had sold Oxford Airport for £40 million. The profit on the disposal is expected to be in the region of £19 million and there is not expected to be any tax payable as a result of the transaction. As anticipated, prior to the completion of the sale we spent £5.5 million to widen and strengthen the runway and install an Instrument Landing System.

The disposal of both Oxford assets realised a total value of £77 million, which will be reinvested in our core Flight Support and Aftermarket Services and Systems divisions.

Other Financial Information

The impact of share based payments for continuing operations during the first half of the year was to reduce profits by £0.8 million compared to a credit of £1.9 million in the first half of 2006. The credit in the prior period was caused by a reduction in the Company's share price at the start of the year prior to an award vesting in March 2006.

The net interest charge was £9.8 million (2006: £12.0 million) with the impact of higher US interest rates being more than offset by the reduction in borrowings as a result of the debt transfer to Fiberweb on demerger. Interest cover was 5.4 times (2006: 4.2 times). On an adjusted basis, assuming that Fiberweb had been demerged on 1 January 2006, interest costs for the first half of 2006 would have been approximately £8.3 million and interest cover 6.1 times.

The normalised tax rate for continuing operations was 27.2 per cent (2006: 31.8 per cent). The current year rate has benefited from the release of a provision (£2.3 million) relating to a potential tax exposure, which has been satisfactorily resolved. Excluding the impact of the provision release the underlying tax rate for continuing operations would have been 32.5 per cent. For the year as a whole we anticipate a similar tax rate of circa 27 per cent.

Gross capital expenditure for continuing operations was £21.8 million (2006: £23.3 million) and represents 1.5 times depreciation (2006: 1.4 times). This figure includes the continued investment in facilities at Signature (£5 million) and the installation of the Integrated Landing System at Oxford Airport (£5.5 million) prior to its disposal. For the year as a whole we continue to anticipate capital expenditure of circa £45 million.

Board

Simon Pryce joined the Board as Group Chief Executive on 11 June and Michael Harper has assumed the role of Non-Executive Chairman.

Outlook

Our markets remain strong and, assuming current growth rates and fuel volumes are broadly maintained, we expect to make good underlying progress for the year as a whole.

Simon Pryce
Group Chief Executive
30 August 2007

Consolidated Income Statement (unaudited)

	Notes	Underlying* £m	Note i £m	First Half 2007 £m	Underlying* £m	Note i £m	First Half 2006 £m	Underlying* £m	Note i £m	Full Year 2006 £m
Continuing operations										
Revenue	1	**486.7**	**–**	**486.7**	484.4	–	484.4	950.1	–	950.1
Cost of sales		**(386.6)**	**–**	**(386.6)**	(392.9)	–	(392.9)	(767.4)	–	(767.4)
Gross profit		**100.1**	**–**	**100.1**	91.5	–	91.5	182.7	–	182.7
Distribution costs		**(9.4)**	**–**	**(9.4)**	(9.5)	–	(9.5)	(18.8)	–	(18.8)
Administrative expenses		**(37.7)**	**(0.2)**	**(37.9)**	(31.9)	(0.1)	(32.0)	(64.7)	(0.6)	(65.3)
Other operating income		**0.2**	**–**	**0.2**	0.8	–	0.8	3.5	–	3.5
Share of results of associates		**0.3**	**–**	**0.3**	–	–	–	0.4	–	0.4
Other operating expenses		**(0.3)**	**–**	**(0.3)**	(0.5)	–	(0.5)	(0.3)	–	(0.3)
Restructuring costs		**–**	**(0.8)**	**(0.8)**	–	(2.6)	(2.6)	–	(7.4)	(7.4)
Gain on disposal of businesses		**–**	**18.8**	**18.8**	–	–	–	–	–	–
Operating profit/(loss) from continuing operations	1	**53.2**	**17.8**	**71.0**	50.4	(2.7)	47.7	102.8	(8.0)	94.8
Investment income		**19.5**	**–**	**19.5**	19.9	–	19.9	43.5	–	43.5
Finance costs		**(29.3)**	**–**	**(29.3)**	(31.9)	–	(31.9)	(68.1)	–	(68.1)
Profit/(loss) before tax		**43.4**	**17.8**	**61.2**	38.4	(2.7)	35.7	78.2	(8.0)	70.2
Tax	4	**(11.8)**	**(1.8)**	**(13.6)**	(12.2)	0.8	(11.4)	(23.4)	2.7	(20.7)
Profit/(loss) for the period from continuing operations		**31.6**	**16.0**	**47.6**	26.2	(1.9)	24.3	54.8	(5.3)	49.5
Profit/(loss) after tax from discontinued operations		**–**	**–**	**–**	9.3	(58.2)	(48.9)	16.7	(92.9)	(76.2)
Profit on disposal after tax		**–**	**–**	**–**	–	–	–	–	16.5	16.5
Profit/(loss) for the period		**31.6**	**16.0**	**47.6**	35.5	(60.1)	(24.6)	71.5	(81.7)	(10.2)
Attributable to:										
Equity shareholders of BBA Aviation plc		**31.7**	**16.0**	**47.7**	35.5	(60.1)	(24.6)	71.4	(81.7)	(10.3)
Minority interests		**(0.1)**	**–**	**(0.1)**	–	–	–	0.1	–	0.1
		31.6	**16.0**	**47.6**	35.5	(60.1)	(24.6)	71.5	(81.7)	(10.2)

* Before items described in Note i below

Note i: Restructuring costs and amortisation of acquired intangibles net of gain on disposal of businesses as set out in note 3 to the financial statements.

The consolidated income statement has been prepared in accordance with the accounting policies set out in note 2.

Earnings per share

	Notes	First Half 2007	First Half 2006	Full Year 2006
From continuing and discontinued operations				
Basic	7	**11.6p**	(5.0p)	(2.2p)
Diluted	7	**11.6p**	(5.0p)	(2.1p)
From continuing operations				
Basic	7	**11.6p**	5.0p	10.3p
Diluted	7	**11.6p**	5.0p	10.3p

Consolidated Balance Sheet (unaudited)

	Notes	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Non-current assets				
Intangible assets: Goodwill		**298.9**	422.1	314.1
Licences & other		**20.2**	29.9	20.9
Property, plant and equipment		**291.6**	693.4	316.4
Interests in associates		**9.8**	18.1	8.8
Trade and other receivables		**23.5**	16.5	28.8
		644.0	1,180.0	689.0
Current assets				
Inventories		**137.9**	222.7	131.3
Trade and other receivables		**181.9**	279.3	171.8
Cash and cash equivalents		**150.2**	128.0	156.5
Tax recoverable		**0.1**	-	0.1
Assets held for sale		**20.1**	-	-
		490.2	630.0	459.7
Total assets	1	**1,134.2**	1,810.0	1,148.7
Current liabilities				
Trade and other payables		**(162.4)**	(238.0)	(185.5)
Tax liabilities		**(47.1)**	(50.7)	(43.0)
Obligations under finance leases		**(0.5)**	(3.3)	(1.0)
Bank overdrafts and loans		**(37.0)**	(38.6)	(27.6)
Provisions		**(2.2)**	(3.6)	(3.4)
Liabilities directly associated with assets classified as held for sale		**(5.4)**	-	-
		(254.6)	(334.2)	(260.5)
Net current assets		**235.6**	295.8	199.2
Non-current liabilities				
Bank loans		**(453.6)**	(623.8)	(470.7)
Other payables due after one year		**(9.2)**	(18.7)	(7.9)
Retirement benefit obligations		**(7.3)**	(45.9)	(21.1)
Obligations under finance leases		**(25.0)**	(35.5)	(27.5)
Deferred tax liabilities		**(17.6)**	(47.4)	(15.7)
Provisions		**(21.5)**	(30.7)	(22.8)
		(534.2)	(802.0)	(565.7)
Total liabilities	1	**(788.8)**	(1,136.2)	(826.2)
Net assets		**345.4**	673.8	322.5
Equity				
Share capital		**122.7**	122.4	122.5
Share premium account		**346.4**	344.1	345.1
Other reserves		**3.9**	3.9	3.9
Treasury shares		**(0.6)**	(0.6)	(1.4)
Capital reserve		**16.2**	16.1	15.5
Hedging and translation reserves		**(30.2)**	(9.6)	(27.7)
Retained earnings		**(113.7)**	196.7	(136.2)
Equity attributable to shareholders of BBA Aviation plc		**344.7**	673.0	321.7
Minority interests		**0.7**	0.8	0.8
Total equity		**345.4**	673.8	322.5

Consolidated Cash Flow Statement (unaudited)

	Notes	First Half 2007 £m	First Half 2006 £m	Full Year 2006 £m
Operating activities				
Net cash flow from operating activities	8	**23.3**	63.1	118.8
Investing activities				
Dividends received from associates		**-**	-	0.3
Purchase of property, plant and equipment		**(20.1)**	(52.9)	(90.7)
Purchase of intangible assets		**(1.7)**	(0.4)	(1.1)
Proceeds from disposal of property, plant and equipment		**2.2**	1.3	5.9
Acquisition of subsidiaries		**(2.9)**	(48.2)	(52.7)
Proceeds from disposal of subsidiaries and associates		**32.0**	-	27.8
Deferred consideration paid from prior year activities		**(0.3)**	(0.7)	(1.5)
Reduction in cash and cash equivalents on demerger		**-**	-	(37.5)
Net cash inflow/(outflow) from investing activities		**9.2**	(100.9)	(149.5)
Financing activities				
Interest received		**15.2**	19.9	41.9
Interest paid		**(27.6)**	(39.5)	(69.9)
Interest element of finance leases paid		**(0.8)**	(0.9)	(2.1)
Dividends paid		**(20.6)**	(40.6)	(57.7)
Proceeds from issue of ordinary shares		**1.5**	4.7	5.8
Purchase of own shares		-	-	(0.9)
(Decrease)/increase in loans		**(7.2)**	56.3	121.3
Decrease in finance leases		**(2.3)**	(1.5)	(3.1)
Increase/(decrease) in overdrafts		**9.1**	(0.4)	(3.8)
Decrease in other liquid assets		**-**	-	3.0
Net cash outflow from financing activities		**(32.7)**	(2.0)	34.5
(Decrease)/increase in cash and cash equivalents		**(0.2)**	(39.8)	3.8
Cash and cash equivalents at beginning of year		**156.5**	174.9	174.9
Exchange adjustments		**(6.1)**	(7.1)	(22.2)
Cash and cash equivalents at end of year		**150.2**	128.0	156.5
Net debt at beginning of year		**(356.9)**	(527.1)	(527.1)
(Decrease)/increase in cash equivalents		**(0.2)**	(39.8)	3.8
Decrease/(increase) in loans		**7.2**	(56.3)	(121.3)
Decrease in finance leases		**2.3**	1.5	3.1
(Increase)/decrease in overdrafts		**(9.1)**	0.4	3.8
Decrease in other liquid assets		**-**	-	(3.0)
Bank loans disposed of on disposal/demerger of subsidiaries		**-**	-	209.6
Bank loans acquired		**-**	(3.0)	(2.9)
Exchange adjustments		**11.4**	47.4	77.1
Net debt at end of year		**(345.3)**	(576.9)	(356.9)

Consolidated Statement of Recognised Income and Expense (unaudited)

	First Half 2007 £m	First Half 2006 £m	Full Year 2006 £m
Exchange difference on translation of foreign operations	**(16.2)**	(68.3)	(119.5)
Gains on net asset hedges	**13.7**	50.7	82.9
Exchange differences recycled on disposal of subsidiaries	**-**	-	4.4
Fair value movements in foreign exchange cash flow hedges	**1.0**	2.6	4.1
Fair value movements in interest rate cash flow hedges	**1.4**	4.6	2.2
Fair value movements in commodity contract cash flow hedges	**-**	(0.5)	(0.6)
Actuarial (losses)/gains on defined benefit pension schemes	**(4.8)**	7.7	(5.6)
Tax on items recognised directly in equity	**-**	(2.4)	0.3
Net expense recognised directly in equity	**(4.9)**	(5.6)	(31.8)
Transfer to profit or loss from equity on foreign exchange cash flow hedges	**(1.4)**	(0.5)	(2.0)
Transfer to profit or loss from equity on interest rate cash flow hedges	**(0.9)**	(0.4)	(1.7)
Transfer to profit or loss from equity on commodity contract cash flow hedges	**-**	3.9	4.0
Tax on items transferred to profit or loss from equity	**-**	-	-
Profit/(loss) for the period	**47.6**	(24.6)	(10.2)
Total recognised income and expense for the period	**40.4**	(27.2)	(41.7)
Attributable to:			
Equity shareholders of BBA Aviation plc	**40.5**	(27.2)	(41.8)
Minority interests	**(0.1)**	–	0.1
	40.4	(27.2)	(41.7)

Reconciliation of Movements in Total Shareholders' Equity (unaudited)

	First Half 2007 £m	First Half 2006 £m	Full Year 2006 £m
Total recognised income and expense for the period	**40.4**	(27.2)	(41.7)
Equity dividends paid	**(20.6)**	(40.6)	(57.7)
Dividend in specie	**-**	–	(320.0)
Credit to equity for equity settled share based payments	**0.9**	0.3	0.4
Movement in minority interests	**(0.1)**	0.5	0.4
Movement on treasury shares	**0.8**	–	(0.8)
Issue of shares	**1.5**	4.7	5.8
Net movement in total shareholders' equity for the period	**22.9**	(62.3)	(413.6)
Total shareholders' equity at the beginning of the period	**322.5**	736.1	736.1
Total shareholders' equity at the end of the period	**345.4**	673.8	322.5

1. Segmental information

Business Segments	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Unallocated Corporate £m	Total Continuing £m
First half 2007					
External revenue	**281.9**	**204.8**	**486.7**	**-**	**486.7**
Underlying operating profit	**36.0**	**21.9**	**57.9**	**(4.7)**	**53.2**
Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses	**(0.4)**	**(0.6)**	**(1.0)**	**18.8**	**17.8**
Segment result from continuing operations*	**35.6**	**21.3**	**56.9**	**14.1**	**71.0**
Underlying operating margin (%)	**12.8%**	**10.7%**	**11.9%**	**-**	**10.9%**
Capital additions	**8.3**	**13.4**	**21.7**	**0.1**	**21.8**
Depreciation and amortisation	**9.5**	**5.3**	**14.8**	**0.1**	**14.9**
Assets	**504.5**	**426.7**	**931.2**	**203.0**	**1,134.2**
Liabilities	**(72.3)**	**(57.4)**	**(129.7)**	**(659.1)**	**(788.8)**

*Segment result includes £0.3m profit of associates within Flight Support.

Business Segments	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Unallocated Corporate £m	Total Continuing £m
First half 2006					
External revenue	284.5	199.9	484.4	-	484.4
Underlying operating profit	33.9	21.2	55.1	(4.7)	50.4
Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses	(2.4)	(0.3)	(2.7)	-	(2.7)
Segment result from continuing operations*	31.5	20.9	52.4	(4.7)	47.7
Underlying operating margin (%)	11.9%	10.6%	11.4%	-	10.4%
Capital additions	12.9	9.1	22.0	0.1	22.1
Depreciation and amortisation	9.5	6.5	16.0	0.1	16.1
Assets	546.4	435.9	982.3	136.6	1,118.9
Liabilities	(118.8)	(68.2)	(187.0)	(770.9)	(957.9)

*Segment result includes £0.1m profit of associates within Flight Support.

Business Segments	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Unallocated Corporate £m	Total Continuing £m
Full year 2006					
External revenue	556.4	393.7	950.1	-	950.1
Underlying operating profit	65.5	44.6	110.1	(7.3)	102.8
Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses	(2.2)	(3.5)	(5.7)	(2.3)	(8.0)
Segment result from continuing operations*	63.3	41.1	104.4	(9.6)	94.8
Underlying operating margin (%)	11.8%	11.3%	11.6%	-	10.8%
Capital additions	29.4	17.4	46.8	0.2	47.0
Depreciation and amortisation	19.1	12.4	31.5	0.2	31.7
Assets	503.6	428.5	932.1	216.6	1,148.7
Liabilities	(82.5)	(56.6)	(139.1)	(687.1)	(826.2)

*Segment result includes £0.4m profit of associates within Flight Support.

Notes to the Consolidated Financial Statements (unaudited)

1. Segmental information (continued)

Geographical Segments	Revenue from continuing operations By destination £m	Revenue from continuing operations By origin £m	Capital additions £m	Assets £m
First half 2007				
United Kingdom	**71.1**	**101.6**	**8.9**	**330.9**
Mainland Europe	**29.9**	**10.0**	**0.8**	**34.0**
North America	**361.9**	**373.4**	**12.1**	**753.0**
Rest of World	**23.8**	**1.7**	**-**	**16.3**
Total	**486.7**	**486.7**	**21.8**	**1,134.2**
First half 2006				
United Kingdom	65.3	100.0	6.8	291.2
Mainland Europe	30.1	8.9	3.0	29.4
North America	361.6	373.7	11.4	781.6
Rest of World	27.4	1.8	0.9	16.6
Total	484.4	484.4	22.1	1,118.8
Full year 2006				
United Kingdom	135.0	197.3	13.4	347.9
Mainland Europe	66.5	21.5	3.9	35.1
North America	698.9	727.6	27.8	749.4
Rest of World	49.7	3.7	1.9	16.3
Total	950.1	950.1	47.0	1,148.7

2. Basis of preparation and accounting policies

The financial information set out above does not constitute the Company's statutory financial statements for 2007 or 2006 under section 240 of the Companies Act 1985. The figures for the full year 2006 are an abridged version of the financial statements for that year. Those accounts, together with an unqualified audit report, have been filed with the Registrar of Companies and did not contain a report under section 235 of the Companies Act 1985. In the second half of 2006, BBA completed the demerger of Fiberweb and the sale of Becorit, both of which were classified as discontinued operations. This required the re-presentation of the financial information included in this report for the period ended 30 June 2006.

The unaudited interim results for the six months ended 30 June 2007 have been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards. Except as noted above the same accounting policies and methods of computation are followed in the annual financial statements, as published by the Company on 26 February 2007, which are available on the Company's website, www.bbaaviation.com. The interim results do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2006.

3. Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses

Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses included within operating profit from continuing operations amounted to a credit of £17.8 million (First half 2006: charge £2.7 million). The main items included within this are:

First half 2007: Administrative expenses of £0.2 million relating to amortisation of intangible assets acquired and valued in accordance with IFRS 3; restructuring costs of £0.8 million relating to a small number of aviation restructuring initiatives; and a gain on the disposal of Oxford Aviation Training of £18.8 million.

First half 2006: Administrative expenses of £0.1 million relating to amortisation of intangible assets acquired and valued in accordance with IFRS 3; and, restructuring costs of £2.6 million relating to a small number of aviation restructuring initiatives.

Net of tax, restructuring costs and non-recurring items included within discontinued operations amounted to £nil (First half 2006: £58.2 million). The costs in 2006 primarily related to impairment charges for a number of Fiberweb wipes lines; line impairment charges, severance costs and other closure costs associated with the rationalisation of Fiberweb North America Hygiene; and the costs of the demerger of Fiberweb.

4. Taxation

	First Half 2007 £m	First Half 2006 £m	Full Year 2006 £m
Current and deferred tax:			
Corporate income tax	**11.2**	9.1	10.8
Deferred tax	**2.4**	(20.5)	9.9
Total tax charge/(credit) (continuing)	**13.6**	(11.4)	20.7
Current and deferred tax:			
UK	**2.1**	(2.5)	4.5
Overseas	**11.5**	(8.9)	16.2
Total tax charge/(credit) (continuing)	**13.6**	(11.4)	20.7

Corporation tax for the interim period is charged at an effective rate of 27% on underlying profit before tax (First half 2006: 32%; Full year 2006: 30%), representing the best estimate of the weighted average annual corporation tax expected for the full financial year.

5. Acquisitions and disposals

On 2 February 2007, the Group purchased Commercial Aviation Products for an immediate cash consideration of $5.7 million (£2.9 million) and a deferred contingent cash consideration of up to $3.3 million (£1.7 million).

On 19 June 2007, the Group entered into a sale agreement to dispose of Oxford Aviation Training for a consideration of £32.0 million. The disposal was completed on 29 June 2007, on which date control of Oxford Aviation Training passed to the acquirer.

Post balance sheet date events

On 19 July 2007, the Group entered into a sale agreement to dispose of Oxford Airport for a consideration of £40.0 million. The disposal was completed on 19 July 2007, on which date control of Oxford Airport passed to the acquirer.

In total, Oxford Aviation Training and Oxford Airport contributed £2.0 million to operating profit in the first half of 2007.

On 19 July 2007, the Group purchased Executive Beechcraft, Inc for an immediate cash consideration of $73.1 million (£36.0 million) and a deferred cash consideration of $3.0 million (£1.5 million).

On 27 July 2007, the Group acquired Marathon Flight Services for an immediate cash consideration of $5.8 million (£2.9 million).

6. Dividends

The 2007 interim dividend of 2.25 pence per share (2006: 3.5 pence per share) was approved by the Board of Directors on 29 August 2007 and will be paid on 2 November 2007 to ordinary shareholders registered on 14 September 2007. This interim dividend has not been included as a liability as at 30 June 2007.

7. Earnings per share

Earnings	First Half 2007 £m	First Half 2006 £m	Continuing operations Full Year 2006 £m	First Half 2007 £m	First Half 2006 £m	Continuing and discontinued operations Full Year 2006 £m
Basic:						
Earnings						
Profit/(loss) for the period	**47.6**	24.3	49.5	**47.6**	(24.6)	(10.2)
Minority interests	**0.1**	–	(0.1)	**0.1**	–	(0.1)
Basic earnings attributable to ordinary shareholders	**47.7**	24.3	49.4	**47.7**	(24.6)	(10.3)
Restructuring costs and amortisation of acquired intangibles net of gain on disposals after tax	**(16.0)**	1.9	5.3	**(16.0)**	60.1	98.2
Profit after tax on disposal (discontinued operations)	–	–	–	–	–	(16.5)
Adjusted earnings	**31.7**	26.2	54.7	**31.7**	35.5	71.4
Diluted:						
Earnings						
Basic earnings attributable to ordinary shareholders	**47.7**	24.3	49.4	**47.7**	(24.6)	(10.3)
Diluted earnings attributable to ordinary shareholders	**47.7**	24.3	49.4	**47.7**	(24.6)	(10.3)
Restructuring costs and amortisation of acquired intangibles net of gain on disposals after tax	**(16.0)**	1.9	5.3	**(16.0)**	60.1	98.2
Profit after tax on disposal (discontinued operations)	–	–	–	–	–	(16.5)
Adjusted diluted earnings	**31.7**	26.2	54.7	**31.7**	35.5	71.4
Number of shares						
Weighted average number of 25p ordinary shares:						
For basic earnings per share	**411.3**	487.2	478.4	**411.3**	487.2	478.4
Exercise of share options	**1.2**	2.9	2.2	**1.2**	2.9	2.2
For diluted earnings per share	**412.5**	490.1	480.6	**412.5**	490.1	480.6
Earnings per share						
Basic:						
Adjusted	**7.7p**	5.4p	11.4p	**7.7p**	7.3p	14.9p
Unadjusted	**11.6p**	5.0p	10.3p	**11.6p**	(5.0p)	(2.2p)
Diluted:						
Adjusted	**7.7p**	5.3p	11.4p	**7.7p**	7.2p	14.9p
Unadjusted	**11.6p**	5.0p	10.3p	**11.6p**	(5.0p)	(2.1p)

Adjusted earnings per share is shown calculated on earnings before restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses because the directors consider that this gives a better indication of underlying performance.

Notes to the Consolidated Financial Statements (unaudited)

8. Cash flow from operating activities

	First Half 2007 £m	First Half 2006 £m	Full Year 2006 £m
Operating profit from continuing operations	**71.0**	47.7	94.8
Operating loss from discontinued operations	**-**	(68.1)	(97.9)
Share of profit from associates	**(0.3)**	(0.4)	(0.8)
Profit/(loss) from operations	**70.7**	(20.8)	(3.9)
Depreciation of property, plant & equipment	**13.3**	34.8	62.4
Amortisation of intangible assets	**1.6**	2.2	4.3
Loss/(profit) on sale of property, plant & equipment	**0.4**	(0.3)	(1.4)
Share based payment expense	**0.8**	-	-
(Decrease)/increase in provisions	**(2.4)**	2.4	1.5
Pension scheme payments	**(16.2)**	(7.9)	(14.3)
Non-cash impairments	**-**	61.2	70.5
Gain on disposal of businesses	**(18.8)**	-	-
Operating cashflows before movements in working capital	**49.4**	71.6	119.1
(Increase)/decrease in working capital	**(19.4)**	(5.4)	9.2
Cash generated by operations	**30.0**	66.2	128.3
Income taxes paid	**(6.7)**	(3.1)	(9.5)
Net cash flow from operating activities	**23.3**	63.1	118.8

Analysed as:			
Net cash flow for continuing operations	**45.8**	51.8	122.1
Net cash flow for discontinued operations	**(22.5)**	11.3	(3.3)
	23.3	63.1	118.8

Dividends received from associates	**-**	-	0.3
Purchase of property, plant and equipment	**(20.1)**	(52.9)	(90.7)
Purchase of intangible assets	**(1.7)**	(0.4)	(1.1)
Proceeds from disposal of property, plant and equipment	**2.2**	1.3	5.9
Interest received	**15.2**	19.9	41.9
Interest paid	**(27.6)**	(39.5)	(69.9)
Interest element of finance leases paid	**(0.8)**	(0.9)	(2.1)
Free cash flow	**(9.5)**	(9.4)	3.1

Analysed as:			
Free cash flow for continuing operations	**13.0**	9.0	48.1
Free cash flow for discontinued operations	**(22.5)**	(18.4)	(45.0)
	(9.5)	(9.4)	3.1

In 2007, cash flows from discontinued operations relate to the settlement of demerger cost creditors and the payment of a section 75 debt payment in relation to a Fiberweb company that was previously a participating employer in the UK defined benefit pension scheme.

Notes to the Consolidated Financial Statements (unaudited)

9. Retirement obligations

The defined benefit obligation at 30 June 2007 is estimated based on the latest actuarial valuation at 31 March 2004, with assumptions updated to reflect market conditions at 30 June 2007 where appropriate. The defined benefit plan assets have been updated to reflect their market value as at 30 June 2007.

As at 30 June 2007 the update of the actuarial valuation of the UK Income and Protection Plan indicates a net surplus of £19.8 million. In accordance with IAS 19, IFRIC 14 and the Group's accounting policies, the actuarial gain has been restricted and no asset has been recognised in the balance sheet, as any economic benefit of recovery via refund or reduction in future contributions is not sufficiently certain.

10. Financial calendar

The preliminary announcement of results for the year ending 31 December 2007 will be made in late February 2008.

Independent Review Report to BBA Aviation plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprises the income statement, balance sheet, cash flow statement, statement of total recognised income and expenses, reconciliation of movements in total shareholders' equity and related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.
A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.
It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP
Chartered Accountants
London, 29 August 2007

Sections of this Interim Report contain forward-looking statements. These forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future, including, without limitation: changes in interest and exchange rates, commodity prices and other economic conditions; negotiations with customers relating to renewal of contracts and future volumes and prices, events affecting international security, including global health issues and terrorism; changes in regulatory environment, and the outcome of litigation. Accordingly, actual results may differ materially from the plans, goals and expectations set out in the forward-looking statements. The Company undertakes no obligation to update or revise, whether as a result of new information, future events or otherwise, the forward looking statements contained in this Report or any other forward-looking statements it may make

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BBA Aviation


END

BBA Aviation plc
Registered Office
20 Balderton Street,
London W1K 6TL
Tel. +44 (0)20 7514 3999
FAX +44 (0)20 7408 2318
Registered in England
Company number: 53688
www.bbaaviation.com